SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 09 May, 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------





press release


May 9, 2006


BP TO MARKET FOR SALE DUTCH E&P AND GAS INFRASTRUCTURE BUSINESS


BP announced today that intends to market for sale its exploration and production (E&P) and gas infrastructure business in the Netherlands, comprising its onshore and offshore production assets and its Piek Gas Installatie (PGI) at Alkmaar.


The business will be offered as an ongoing, fully staffed operation and BP does not expect any redundancies as a result of the sale.


It is expected that the sale will be completed by the end of the year, subject to consultation with the Works Council.


BP's Dutch E&P/gas infrastructure business has a staff of around 120 employees and long term contractors. It operates assets both onshore and offshore in the Netherlands and had net gas production of around 1.8 million cubic metres a day (62 million cubic feet a day) in 2005.


This sale does not affect BP's other significant business activities in the Netherlands which comprise energy trading, refining and marketing of fuels and lubricants as well as a renewable energy business.


Notes to editors:


- BP's E&P assets in the Netherlands comprise interests in multiple mature gas fields, both offshore and onshore, their associated production facilities and the suspended Rijn oil field. These BP-operated assets have a total, gross gas production of more than 4.5 million cubic metres a day (160 million cubic feet a day), enough to meet the yearly demand of approximately one million Dutch households.


- The Piek Gas Installatie (PGI) is a gas supply facility and is located onshore near Alkmaar. It delivers a significant contribution to the Netherlands' continuation of gas supply during extreme cold weather conditions.


- The E&P/gas infrastructure business in the Netherlands employs around 85 staff and 35 long-term contractors.




- BP's 2,300 BP employees in the Netherlands are primarily engaged in the refining and marketing of fuels and lubricants as well as the production and supply of gas. In addition, the company is actively marketing gas and is working in the renewable energy segment - primarily focused on wind and solar. The company's customers can be found in almost all segments, including aviation and shipping, agriculture and the large industrial companies. Car drivers in the Netherlands are served via 400 BP retail sites, which together represent a market share of 14 per cent and the number two position in the Dutch fuels market.


Further information:


Jacoline Poldervaart, Manager Communications & External Affairs,

BP Netherlands: +31 (0)10 249 1372


Geesje van Niejenhuis, Communications & External Affairs Advisor,

BP Exploration and Production, Netherlands: +31 (0)70 333 7625


David Nicholas, BP press office, London: +44 (0)20 7496 4708



                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 09 May, 2006                                      /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary